Exhibit 99.1

Declaration

by the Board of Management and Supervisory Board of DaimlerChrysler AG

pursuant to Section 161 of the German Stock Corporation Act (AktG)

regarding the German Corporate Governance Code in effect as of June 12,
2006*

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the “German Corporate Governance Code Government Commission” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to such declaration.

The German Corporate Governance Code (“Code”) contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement. The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code’s recommendations (see I.) but also – without being legally obliged to do so – deviations from its suggestions (see II.).

For the period from December 2005 until July 24, 2006, the following declaration refers to the Code in effect as of June 2, 2005. For the corporate governance practice of DaimlerChrysler AG since July 25, 2006, this declaration refers to the requirements of the Code in effect as of June 12, 2006, published in the electronic Federal Gazette on July 24, 2006.

The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that both the recommendations and the suggestions of the “German Corporate Governance Code Government Commission” have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been or are not being applied:

* Convenience translation. The German text is legally binding

I.                                         Deviations from the Recommendations of the German Corporate Governance Code

1.                                      Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2)

The Directors’ and Officers’ Liability (D&O) insurance obtained by DaimlerChrysler AG  excludes coverage for intentional acts and omissions or for breaches of duty knowingly committed by members of the Board of Management and the Supervisory Board. As a result, the question of whether or not a deductible is advisable arises only in the context of negligent breaches of duty.

We do not believe that it is advisable to have a deductible for cases of negligence by members of the Supervisory Board because it would impede the company’s ability to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience. Qualified candidates would be deterred by having to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

The D&O insurance of DaimlerChrysler AG does provide for a deductible for cases of ordinary or gross negligence by members of the Board of Management. Moreover, in cases of gross negligence, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management members’ service contracts may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would be the same as an additional deductible. In the view of DaimlerChrysler AG this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2.                                      Individualized reporting of Board of Management compensation (Code Clause 4.2.4 in effect as of June 2, 2005)

The compensation for the Board of Management for the 2005 fiscal year has been reported in the aggregate on the basis of fixed and variable elements and components with a long-term incentive effect. For the 2006 fiscal year, the compensation will be published on an individual basis.

3.                                      Compensation of the Supervisory Board (Code Clause 5.4.7, Paragraph 2, Sentence 1)

The Supervisory Board receives adequate compensation that contains fixed and function-related elements, where applicable, as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases with the exercise of further tasks within the Supervisory Board, as taking the Chair or the Deputy Chair of the Supervisory Board or the Chair of Supervisory Board Committees according to the respective field of duty. We believe that a function-related compensation system is also more appropriate for the oversight role of Supervisory Board members than a performance-related pay system because it eliminates any potential conflicting interests that might arise from decisions of the Supervisory Board with possible influence on performance criteria. Thus the Supervisory Board does not receive performance-related compensation.

II.                                    Deviations from the Suggestions of the German Corporate Governance Code

1.                                      Broadcast of the Annual Meeting (Code Clause 2.3.4)

The Annual Meeting of DaimlerChrysler AG is broadcast on the internet through the end of the Board of Management’s report. Continuing the broadcast after this point, particularly broadcasting comments made by individual shareholders, could be construed as interfering with privacy rights. For this reason the company will not broadcast the entire Annual Meeting.

2.                                      Variable compensation of the Supervisory Board relating to the company’s long-term success (Code Clause 5.4.7 Paragraph 2, Sentence 2)

We refer to the comments on I. 3. with regard to the introduction of performance-related compensation.

Stuttgart, in December 2006

The Board of Management	The Supervisory Board